UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 333-295440

Verdera Energy Corp.
(Translation of registrant’s name into English)

#250 – 750 West Pender St.

Vancouver, British Columbia, V6C 2T7, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☒           Form 40-F ☐

The following document is being submitted herewith:

Exhibit	Description
99.1	News Release dated November 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Verdera Energy Corp.
(Registrant)

Date: November 2, 2026	By:	/s/ Janet Lee-Sheriff
	Name:	Janet Lee-Sheriff
	Title:	Chief Executive Officer

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